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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GETTY IMAGES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

374276 10 3
(CUSIP Number)

Jan D. Moehl Getty Investments L.L.C. 5390 Kietzke Lane, Suite 202 Reno, Nevada 89511 (775) 412-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Mark J. Jenness, Esq.
Sutton Place Investments
101 Huntington Avenue
Suite 2575
Boston, MA 02199-7669
(617) 217-3500

July 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374276 10 3	13D

1	NAME OF REPORTING PERSONS Getty Investments L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Introductory Statement

This Amendment No. 7 on Schedule 13D (the “Amendment”) is the final amendment being filed by Getty Investments L.L.C., a Delaware limited liability company (“Getty Investments”), to amend and supplement certain portions of (i) the Schedule 13D filed on February 19, 1998, as amended by (ii) Amendment No. 1 thereto filed on December 9, 1999, (iii) Amendment No. 2 thereto filed on December 22, 1999, (iv) Amendment No. 3 thereto filed on October 15, 2003, (v) Amendment No. 4 thereto filed on October 5, 2006, (vi) Amendment No. 5 thereto filed on September 28, 2007 and (vii) Amendment No. 6 thereto filed on February 27, 2008 with the Securities and Exchange Commission relating to the common stock, par value $0.01 per share (the “Shares”), of Getty Images, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by Getty Investments as set forth below in this Amendment.

Item 4.  Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereof:

On July 2, 2008, pursuant to the terms of the Acquisition and Plan of Merger, dated as of February 24, 2008 (the “Merger Agreement”), by and among Abe Investment, L.P., a Delaware limited partnership (“Parent”), Abe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.  As a result, the Issuer no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and Getty Investments has ceased to own, whether directly or beneficially, any Shares of the Issuer.

Item 5.  Interest in Securities of Issuer

The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY INVESTMENTS L.L.C.

July 2, 2008
Date

/s/ Jan D. Moehl
Signature

Jan D. Moehl/Officer
(Name/Title)